EXHIBIT 77D
for Growth and Income Trust
  Balanced Portfolio
  Equity Portfolio
  Equity Income Portfolio
  Total Return Portfolio



At the Board of Trustees meetings held on October -7-8, 1998, the following non-fundamental investment policies were eliminated:


     The  Portfolio will not pledge or mortgage its assets beyond
15% of total assets.

     The Portfolio will not invest more than 5% of its total assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.

     The Portfolio will not invest more than 5% of its net assets in warrants.

     The Portfolio will not invest in exploration or development programs such as oil, gas or mineral leases.


[ In addition for Equity Income Portfolio, only]

     The Portfolio will not purchase securities of an issuer if the board members and officers of the Portfolio and of AEFC hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Portfolio and of AEFC who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Portfolio will not purchase securities of that issuer.